UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 24, 2014, Formula Systems (1985) Ltd. (“we,” “us” or the “Company”) held our 2014 annual general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on two proposals, each of which is described in more detail in our proxy statement for the Meeting (the “Proxy Statement”) that was attached as Exhibit 99.2 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission (the “SEC”) on October 21, 2014. Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following proposals was duly adopted:

Proposal: 1: Re-election of the following directors of the Company until the next annual general meeting of the Company and until their respective successors are duly elected: Mr. Marek Panek, Mr. Rafal Kozlowski and Ms. Dafna Cohen:

Proposal 2: Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent auditors for the year ending December 31, 2014 and until our next annual general meeting of shareholders, and the authorization of our Board (and/or its audit committee) to fix their annual compensation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: December 2, 2014	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer